Sills Cummis & Gross
A Professional Corporation

101 Park Avenue
28th Floor
New York, New York 10178
Tel: (212) 643-7000
Fax (212) 643-6500

The Legal Center
One Riverfront Plaza
New Jersey, NJ 07102
Tel: (973) 643-7000
Fax: (973) 643-6500
Steven L. Wasserman
Direct Dial: 212-500-1579
Email:swasserman@sillscummis.com	600 College Road East
Princeton, NJ 08540
Tel: (609) 227-4600
Fax: (609) 227-4646
July 30, 2018
Via Federal Express and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Unique Fabricating, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Fiscal Quarter Ended April 1, 2018
Form 8-K furnished May 10, 2018
File No. 001-37480
Dear Ms. Clark and Ms. Erlanger:
On behalf of our client, Unique Fabricating, Inc. (the “Company”), we are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2018 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 8, 2018 (the “Form 10-K”), the Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2018, filed with the Commission on May 10, 2018 (the “Form 10-Q”), and the Form 8-K furnished May 10, 2018 of the Company. For the Staff’s

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
July 30, 2018

convenience, we have reproduced each of the Staff’s comments below in italics preceding the Company’s response. In addition, in accordance with our discussion with the Staff, the Company at this time is not filing amendments to any of the reports on which the Staff has commented and intends to do so when the comments are resolved.

Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 31, 2017
Cover Page

1.
We note from the cover page of your Form 10-K that you have checked the box that indicates you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. However, we note your disclosure on page 19 in the Risk Factors section, that you have elected to delay adoption of new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Please revise to make these disclosures consistent.

Response:
The Company inadvertently checked the box on the cover page that indicates the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. The Company intends to use the extended transition period as correctly noted in page 19 in the Risk Factors section of the Form 10-K. The Company will uncheck this box on the cover page in the Form 10-K/A that it will file.
Exhibit 31.1 and 31.2 Section 302 Certifications, page 1

2.
We note that paragraph 4 of Exhibits 31.1 and 31.2 is missing the introductory language referring to internal control over financial reporting as set forth in Item 601(B)(31) of Regulation S-K. Please refile a Form 10-K/A containing full Item 9A disclosure as well as your financial statements. Your section 302 Certifications included in your Form 10-Q for the quarter ended April 1, 2018 should be similarly revised.

Response:
The Company inadvertently  excluded  from the officer certifications filed as Exhibits 31.1 and 31.2 language concerning  the internal control over financial reporting within the introductory sentence of paragraph  4 and the language in paragraph 4(b) from item 601(b)(31)(i) of Regulation S-K.   The Company  plans to amend its Annual Report on Form 10-K for the year ended December 31, 2017 to correct the officers’ certifications by filing an abbreviated Form 10-K/A with the SEC. While acknowledging that it is more than one year since the transition period to Section 404(a) compliance, given this inadvertent omission, in accordance with the instructions in

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
July 30, 2018

 C&DI 246.13, the Company proposes to include in the Form 10-K/A only the cover page, explanatory note, signature page and corrected Exhibit 31.1 and 31.2 certifications. The Company will similarly revise and file the certifications included in its Form 10-Q for the quarter ended April 1, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments, page 41

3.
We note that your table of contractual obligations appears to exclude the related interest expense on your interest-bearing debt, in the chart which appears to be significant based on your disclosure of interest expense on page 49. Please revise this table to include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

Response:
As disclosed in the Form 10-K, the Company did not include the related interest expense associated with its interest-bearing debt in the chart as the Company was not able to provide a reasonable expectation and forecast of interest expense. The majority of the Company’s debt, bears interest based on variable interest rates. For example, the Company has three term loans that have variable interest rates. Furthermore, a large portion of the Company’s debt consists of a revolving line of credit. The outstanding borrowings under the revolving line changes on a daily basis as excess cash flows are used to pay down borrowings. The Company typically experiences material changes in the amount of borrowings under the revolving line of credit on a quarterly and annual basis; as a result, trying to include a forecasted obligation for interest for this piece of our debt and, as a result, all of our debt is not feasible and, the Company believes, may not be accurate or reliable disclosure to investors.
Financial Statements
Notes to Consolidated Financial Statements
General, page 53

4.	We note from your disclosure on page 1 that you are engaged in the engineering and manufacture of multi-material foam, rubber, and plastic components utilized in noise, vibration and harshness, acoustical management, water and air sealing, decorative and other functional applications. We further note that you sell to several markets including automotive, heavy duty trucks, appliance, water heater and HVAC markets. Please consider revising the notes to your financial statements to disclose revenues for each product or service or each group of similar products or services as required by ASC 280-10-50-40.

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
July 30, 2018

Response:
The Company sells to several markets, including automotive, heavy duty truck, appliance, water heater and HVAC markets. As disclosed in Item 1. Business, these markets can be categorized into two principal markets: a) The Automotive Industry and b) the Appliance, HVAC, and Water Heater industries. Furthermore, on page 10 of Form 10-K in Item 1. Business, under the caption, Significant Customers, the Company has disclosed the % of total sales attributable to automotive market sales (83.3%) and the percentage of total sales attributable to appliance, HVAC, and water heater industry market sales (12.2%) for 2017. The Company proposes on a go forward basis, beginning with the Form10-K for the year ending December 30, 2018 to disclose these respective %'s in the notes to the financial statements for these two principal markets which, the Company believes, will satisfy the requirement under ASC 280-10-50-40.
Note 1 - Nature of Business and Significant Accounting Policies
Accounts Receivable, page 53

5.
We note from page 53 that you have an allowance for doubtful accounts on accounts receivable on an accounts receivable balance that is significant to your balance sheet as of December 31, 2017. In this regard, please revise to include Schedule II pursuant to Items 8 and 15 of Form 10-K and Article 12-09 of Regulation S-X.

Response:
During the preparation of the Form 10-K, the Company considered the requirements in Article 12-09 of Regulation S-X for the presentation of information required by Schedule II and concluded that the beginning and ending balances and overall movement and activity during the 2017 year on the reserve was not material to the balance sheet as of December 31, 2017, as the reserve represented less than 1% of the total assets of the Company at that date.
Form 10-Q for the Fiscal Quarter Ended April 1, 2018
Financial Statements

Notes to Consolidated Financial Statements (Unaudited)
Note 1 - Nature of Business and Significant Accounting Policies
Nature of Business, page 5

6.
We note from the first paragraph that you have one operating and reporting segment. Please explain to us, in detail, how your current segment approach is consistent with the overall objectives of ASC 280-10-10-1. In this regard, we note from your first quarter 2018 earnings call that the industrial sector now accounts for 10.6% of total revenues. Please explain to us how you have identified your operating segments in accordance with ASC 280-10-50-1. As part of your response, please tell us the title and the role of the CODM and each of the individuals who report to the CODM. Describe the information regularly provided to the CODM and how frequently it is reported. Also, tell us who is held accountable for the industrial sector and the title and role of the person this individual reports to in this organization. We may have further

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
July 30, 2018

comments upon review of your response.

Response:

The Company believes that disclosure in its financial statements based on one operating segment at December 31, 2017 is consistent with the objectives and basic principles of ASC 280-10.

CODM Review Process

The Company’s chief operating decision maker (“CODM”) is John Weinhardt, its President and Chief Executive Officer. Mr. Weinhardt performs the key functions of resource allocations and reviews the operating and financial results of the business. The Company does not have discrete profitability by product line or customer.

On a monthly basis, Mr Weinhardt reviews the financial results on a consolidated basis. Quarterly, the Board Review Package document is reviewed by him and presented to the Board of Directors. The primary GAAP metrics used to review the Company's consolidated business are revenues and net income. Additionally, the Board of Directors Review Package includes the following non-GAAP measures, Adjusted EBITDA and Adjusted Diluted Earnings Per Share, as defined in our Form 10-K. The normal process of review is to review the current quarter actual results, and full year forecast, all of which is compared to the prior year and quarter Board of Directors Review Package, annual operating plan, and prior year operating results. This process is continued for the Adjusted EBITDA and the Adjusted Diluted Earnings Per Share sections (non-GAAP). The information is presented at the Company consolidated level only. The CODM bases resource allocations and assesses performance decisions on such information.

The Board of Director's Review Package does not include any information by industry. Sales information is included by customer and compares actual results by customer to forecasts prepared throughout the year. Certain customers are primarily in the automotive or in the HVAC industry, but management is not aligned nor does the CODM view the Company's business that way.

Operating Segments

FASB Accounting Standards Codification (ASC) Paragraph 280-10-50-1, Operating Segments, defines an operating segment as a component of an enterprise:

“a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c. Its discrete financial information is available.”

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
July 30, 2018

The Company has determined that only the consolidated entity represents an operating segment as the CODM reviews discrete financial information at the consolidated level only.

CODM reports

The following are the titles of personnel who are direct reports to Mr. Weinhardt:

Chief Financial Officer
Vice President of Commercial Development Sales
Vice President of Business Development Sales
Vice president of Operations
Vice President of Engineering

These direct reports are responsible for their respective areas at the Company on a consolidated level, not based upon any specific industry or customer. The Company does not have an industrial sector Vice President, President, or Officer who reports to Mr. Weinhardt.

The Company is a fully integrated business, and is viewed by the CODM as one operating segment, as stated above. Further supporting the Company’s position as operating as one operating segment, is the fact that information is shared with the Board of Directors quarterly as one operating segment. All bonuses for management compensation are based on how the Company performs as a whole and not based on the performance of management with respect to a particular location or industry.

The Company has different legal entities and facilities but they are all managed as one business. The resources of the Company are interchangeable. For example, in 2015, the Company acquired a business which uses reaction injection molding, a manufacturing process that the Company had not used before. The Company immediately began integrating this manufacturing process at other Company facilities in Mexico and the United States. Furthermore, the production of the Company’s products (i.e. noise vibration and harshness products) are integrated across all Company facilities, and the production processes (i.e. reaction injection molding, thermoforming, fusion molding, and die cutting), are used at several Company facilities and resources and machines are shared and integrated amongst its facilities. For example, the Company will transfer machines between locations as the same machines can be used for manufacturing processes including for automotive and HVAC and appliance products in different facilities. The type of customer and class of customers is also the same throughout the Company. Although certain locations manufacture primarily for the HVAC and appliance industry, these facilities also manufacture for the automotive industry and supply Tier 1 and OEM appliance manufacturers using the same means as it uses to supply similar Tier 1 and OEM manufacturers in the automotive market. Finally, the methods used to distribute the Company’s products are similar.

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
July 30, 2018

Conclusion

In conclusion, the Company believes that it has one operating segment based on the discrete financial information reviewed by the CODM to make resource and business decisions.

Form 8-K furnished May 10, 2018
Exhibit 99.1 Press Release of the Company dated May 10, 2018, page 2

7.
We note that your earnings release includes 2018 Outlook amounts for Adjusted diluted earnings per share and Adjusted EBITDA. Please revise to include a reconciliation of these amounts to the most comparable GAAP measure, or alternatively disclose that you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B). See Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations last updated April 4, 2018.

Response:
The Company does not present a quantitative reconciliation of its forward-looking non-GAAP financial measures to the most directly comparable GAAP measures due to the inherent difficulty, without unreasonable efforts, in forecasting and quantifying with reasonable accuracy significant items required for reconciliation. The items typically disclosed in our Adjusted diluted earnings per share and Adjusted EBITDA amounts will include one-time adjustments that we can’t with reasonable accuracy forecast in our outlook. The timing and amount of any of these items could have a significant effect on our future GAAP results.

The Company will provide the following disclosure in future filings: “The Company does not present a quantitative reconciliation of its forward-looking non-GAAP financial measures to the most directly comparable GAAP measures due to the inherent difficulty, without unreasonable efforts, in forecasting and quantifying with reasonable accuracy significant items required for this reconciliation.”
Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 212-500-1579.

Very truly yours,
/s/ Steven L. Wasserman
Steven L. Wasserman

cc: John Weinhardt, President and Chief Executive Officer
Thomas Tekiele Chief Financial Officer
Timothy Hoover, Controller